Exhibit 1.01

Conflict Minerals Report of UCI Holdings Limited

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Statements in this Conflict Minerals Report (this “Report”), which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Additional Due Diligence and Risk Mitigation” section of this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. We caution that undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

This is the Conflict Minerals Report of UCI Holdings Limited, (“UCI”), for calendar year 2014 provided in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

UCI is a leading supplier into the light and heavy-duty vehicle aftermarket for replacement parts, supplying a broad range of filtration, fuel delivery systems, vehicle electronics and cooling system products. Based on the nature of the products manufactured and markets served, a substantial majority of our products contain at least one conflict mineral (gold, tin, tungsten, or tantalum) that is necessary to the functionality or production of the product.

Reasonable Country of Origin Inquiry/Design of Due Diligence

In accordance with Rule 13p-1, UCI undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in our products. Our due diligence process was based on the internationally recognized OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition) (the “OECD Guidance”). Our good faith reasonable country of origin inquiry (“RCOI”) was integrated into our overall due diligence process and utilized the Global e-Sustainability Initiative (GeSI) and Electronic Industry Citizenship Coalition® (EICC®) Conflict Minerals Reporting Template for the collection of sourcing information regarding conflict minerals from our suppliers; specifically, information indicating whether conflict minerals originated in the Democratic Republic of Congo, or surrounding countries (“Conflict Area”).

The OECD Guidance recommends a five-step framework for conducting due diligence. These steps include (1) establish strong company management systems; (2) identify and assess risk in the supply chain; (3) design and implement a strategy to respond to identified risks; (4) carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and (5) report annually on supply chain due diligence. Not all steps are applicable to all companies and certain steps could not be effectively utilized by UCI at this time.

We designed our RCOI and due diligence process described below in good faith to determine the origin and conflict minerals that are necessary to the functionality or production of products we manufacture or contract to manufacture. Since we rely on our direct suppliers for source and chain of custody information, however, we cannot guarantee that the data we collected is in all instances accurate and complete. In connection with the RCOI, our suppliers were asked to provide information about the smelters they use, either by selecting from a drop-down list within the template, and/or manually typing information into the template. The results of the RCOI were then reviewed by the Procurement Department, shared with management, and tracked internally. Suppliers’ responses were then matched to the Conflict Free Smelter Initiative program and/or the London Bullion Market Association list by UCI personnel to confirm status of the conflict minerals used. If necessary, suppliers are then contacted for additional information and a follow-up survey is scheduled. Based on the results of the RCOI and our internal cross-checking process, each supplier is assigned a risk level and monitored accordingly.

Due Diligence Measures Performed

In May 2014, we enacted a policy to prohibit the use of conflict minerals as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act from the Conflict Area for use in the manufacture of products for UCI. This prohibition is documented in this Conflict Minerals Report, available on our website at http://www.ucinc.com/investors.html, as well as in our Conflict Mineral Policy, available on our website at http://www.ucinc.com/supplier.html, and was communicated to UCI purchasing personnel as well as our suppliers. Additionally, on May 30, 2014, in order to ensure that UCI personnel was fully knowledgeable of UCI’s commitment to maintaining ethical excellence, we organized a Conflict Minerals Presentation and reviewed UCI’s conflict minerals policy, addressed information UCI obtained through its most recent RCOI, and provided personnel with resources so that they can further educate themselves about conflict free sourcing, the Conflict Free Smelter Initiative, and the London Bullion Market Association.

In order to identify and assess the risks in our supply chain with more accuracy, we requested all current suppliers to complete the GeSI and EICC® Conflict Minerals Reporting Template, which we have posted on our website at http://www.ucinc.com/supplier.html. UCI personnel then reviewed the completed templates for those suppliers that use conflict minerals and the associated smelters and refiners of conflict mineral ore. Those associated smelters and refiners were then compared to the EICC and GeSI list of conflict free smelters. These lists are not complete lists of conflict free smelters. Because we do not have direct relationships with the smelters used by our suppliers and we work with over 700 suppliers, we have been unable to effectively gather information regarding the facilities of these smelters or to determine whether they are conflict free. A discussion of our efforts to design and implement a strategy to respond to identified risks is further discussed in the section of this report titled “Risk Mitigation/Future Due Diligence Measures.”

Determination and Product Descriptions

Our products fall into the following broad categories: (i) heavy-duty vehicle replacement parts; (ii) filtration and fuel systems; (iii) cooling system products; and (iv) automotive electrical components. We have thousands of products across these categories, a substantial majority of which utilize one or more conflict minerals.

For the Reporting Period, the Company obtained responses from 673 suppliers. The substantial majority of those suppliers confirmed that the conflict minerals in their products were sourced from a location other than the Conflict Zone. A small minority of suppliers was unable to identify the source of the conflict minerals in its products; and within that small minority, three or less suppliers indicated that conflict minerals may have originated in the Conflict Zone but were unable to confirm that the conflict minerals did not finance or benefit armed groups. The remaining suppliers reported that the conflict minerals may have originated in the Conflict Zone but were generated from recycled or scrap sources and or came from a source certified by the Conflict Free Smelter Initiative.

The products that may contain conflict minerals the source and history of which remain undeterminable may include but are not limited to: water pumps, fuel pumps, cooling system products, filtration products, and automotive electrical components. Because UCI is a downstream company and has no direct relationship with the smelters or refiners who provide the raw materials to the suppliers, we have been unable to determine conclusively from which countries within the Conflict Zone the conflict minerals may have originated, the process by which they were obtained, or the facilities used to process them. We currently possess no independent means of determining the location of such smelters or refiners or the source and origin of conflict mineral ores processed by such smelters and refiners. As a result, we have not been able to pinpoint the source of our necessary conflict minerals with any amount of certainty. In addition, we encountered the following challenges in obtaining and analyzing the responses we received to our request that suppliers complete the Conflict Minerals Reporting Template:

•	We are dependent on information received from our direct suppliers to conduct our good faith RCOI process;

•	We have a varied supplier base with differing levels of resources and sophistication, and many of our suppliers are not themselves subject to Rule 13p-1 of the Exchange Act;

•	The information our suppliers provided was often incomplete and required significant follow-up, which was not possible in many cases;

•	Certain suppliers were unable or unwilling to specify the smelters or refiners used for materials and components supplied to us; and

•	Our ability to influence cooperation from certain suppliers was limited when our use of these suppliers was mandated by our customers or when we were multiple tiers away from the smelter in the Supply Chain.

As a result, we have not been able to identify all of the smelters from which our suppliers sourced the conflict minerals used in our products. Our suppliers, however, have been reminded of UCI’s Conflict Minerals Policy and some have undertaken their own due diligence review in an effort to comply.

Risk Mitigation/Future Due Diligence Measures

Because conflict minerals are necessary to so many of our products, we are committed to developing and enforcing policies with our suppliers regarding conflict minerals.

UCI’s Conflict Mineral Policy documents our commitment to avoid the use of conflict minerals that directly or indirectly finance or benefit armed groups in the Conflict Zone and outlines our expectations and requirements for suppliers. Our Conflict Mineral Policy is posted on our website at http://www.ucinc.com/supplier.html.

To monitor and track performance of risk management efforts, UCI relies on suppliers’ responses in the Conflict Minerals Reporting Templates and updates of the Conflict Free Smelter Initiative list. The status is discussed internally and follow-up with suppliers, if necessary, is scheduled and executed.

In the next compliance period, UCI intends to implement further steps to improve our due diligence framework and to further mitigate the risk that our necessary conflict minerals benefit armed groups. These steps include:

•	Ongoing assessment of our Conflict Mineral Policy.

•	Continue to strengthen relationships with companies in our supply chain and our industry to identify potential sources of conflict minerals in our supply chain.

•	Continue to communicate to our suppliers our commitment to avoid use of conflict minerals that directly or indirectly finance or benefit armed groups in the Conflict Zone.

•	Continue to communicate to our suppliers our expectations and work with suppliers to find alternate certified conflict-free sources if necessary.

•	Continue to increase the response rate of suppliers’ smelters surveys through additional follow-up and clearly communicated expectations.

•	Continue to report annually on supply chain due diligence by filing with the Security and Exchange Commission a Form SD and Conflict Minerals Report.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1.